                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For Fiscal Year Ended December 31, 1999            Commission file number 0-1121

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)





                        SOUTHERN CALIFORNIA WATER COMPANY
                          INVESTMENT INCENTIVE PROGRAM


                                       OF


                        SOUTHERN CALIFORNIA WATER COMPANY
                           630 EAST FOOTHILL BOULEVARD
                           SAN DIMAS, CALIFORNIA 91773

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM



                                      INDEX
                                      -----

                                                                      Page(s)
                                                                      -------
Report of Independent Public Accountants                                 1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits as of
    December 31, 1999 and 1998                                           2

  Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 1999                                 3

Notes to Financial Statements                                           4-9

Supplemental Schedules:

  Schedule I:  Schedule of Assets Held for Investment Purposes
                  as of December 31, 1999                               10

  Schedule II: Schedule of Reportable Transactions
                  for the Year Ended December 31, 1999                  11






 NOTE: All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
   Southern California Water Company
   Investment Incentive Program:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHERN CALIFORNIA WATER COMPANY INVESTMENT INCENTIVE PROGRAM (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I and II, listed in the accompanying index to the financial statements, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Los Angeles, California
June 23, 2000

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

Statements of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998




                                               1999            1998
                                            -----------     -----------
                           Assets
Investments, at Fair Value (see Note 4)     $26,121,503     $19,081,487

Receivables:
    Employer contributions                           --          30,227
    Employee contributions                           --          53,273
    Accrued investment income                        --           9,452
                                            -----------     -----------
          Total Receivables                          --          92,952
                                            -----------     -----------
Net Assets Available for Plan Benefits      $26,121,503     $19,174,439
                                            ===========     ===========



The accompanying notes are an integral part of these financial statements.

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999



Additions:
  Additions to net assets attributed to:
    Contributions:
       Employee                                          $ 1,678,812
       Employer                                              920,445
                                                         -----------
              Total Contributions                          2,599,257
                                                         -----------

  Investment Income:
    Interest and dividends                                   830,616
    Net appreciation in fair value of investments          4,649,301
                                                         -----------
              Total Investment Income                      5,479,917
                                                         -----------
              Total Additions                              8,079,174
                                                         -----------
Deductions:
  Deductions to net assets attributed to:
     Benefits paid to participants                         1,132,110
                                                         -----------
              Total Deductions                             1,132,110
                                                         -----------


Net Increase                                               6,947,064

Net Assets Available for Plan Benefits,
  Beginning of year                                       19,174,439
                                                         -----------
  End of year                                            $26,121,503
                                                         ===========




The accompanying notes are an integral part of this financial statement.

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

Notes to Financial Statements
December 31, 1999 and 1998



1.     Plan Description

The following description of the Southern California Water Company Investment Incentive Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

               a.    General

               The Plan is a defined contribution plan established by the Southern California Water Company (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                     Prior to inception of the Plan, the Company maintained the
               Payroll-Based Tax Credit Employee Stock Ownership Plan (the "PAYSOP") for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP.

                     In 1998, the Company formed a holding company, American
               States Water Company ("ASWC"). ASWC has no material assets other than the common stock of the Company. At the time of the formation, the Plan's investments in the Company's common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

               b.   Plan Administration

               Under a trust agreement dated May 4, 1988, Wells Fargo Bank, N.A, formerly First Interstate Bank, was appointed trustee for the Plan (the "Trustee"). During 1999, Wells Fargo Bank merged with Norwest; as a result of the merger the recordkeeping services which Wells Fargo Bank provided changed from Trust Mark to Omni Plus. The Plan is administered by the Investment Incentive Program Committee (the "Plan Administrator"), which is appointed by the Company's Board of Directors.

               c.   Eligibility

               Effective January 1, 1996, any employee who has completed a period of service of thirty consecutive days is eligible to participate in the Plan.

               d.   Contributions

               Effective January 1, 1996, eligible employees can contribute an amount between one and fifteen percent of compensation, as defined in the Plan document. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant. Under the terms of the Plan, employer matching contributions are invested in the American States Water Company Common Stock Fund, formerly the Southern California Water Company Common Stock Fund.

               e.   Vesting

               Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

               f.   Distribution of Benefits

               Participants' benefits under the Plan become distributable upon severance from service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the end of the next calendar quarter. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participant's account under the Plan as of the end of the next preceding calendar quarter, except as described below.

                    A participant shall be entitled to request an in-service
               withdrawal of the lesser of the balance of his account or the total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains an employee of the Company. In addition, subject to the approval of the Plan Administrator, withdrawals from a participant's account may be permitted before age 59-1/2 to meet a financial hardship, as defined in the Plan document.

               g.   Participant Accounts

               Each participant's account is credited with the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's earnings and charged with an allocation of administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances. The benefit to which participant is entitled is the benefit that can be provided from the participant's vested account.

               f.    Participant Loans

               Effective June 5, 1996, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates for the 1999 Plan year range from 8.75 to 9.50 percent. A loan is considered to be in default if any scheduled payment is more than thirty days late. At December 31, 1999, there were no loans in default.

2.            Summary of Significant Accounting Policies

              a. Basis of Accounting

              The accompanying financial statements are prepared on the accrual basis of accounting.

              b. Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

              c. New Accounting Pronouncements

              In September 1999, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3 Accounting For and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. This SOP establishes standards for the reporting and disclosure of participant directed investment programs. This SOP is effective for financial statements for plan years ending after December 15, 1999. Certain reclassifications have been made to the 1998 financial statement captions to conform to the 1999 disclosure requirements pursuant to this SOP.

              d. Investment Valuation and Income Recognition

              Investments are stated at fair value. Investments in collective funds, registered investment companies and American States Water Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximate fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              e. Net Appreciation (Depreciation) in Fair Value of Investments

              Net appreciation (depreciation) in fair value of investments is based on the market value of the assets at the beginning of the Plan year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation in fair value of investments.

              f. Distributions to Participants

              Distributions to participants are recorded when paid.

              g. Administrative Expenses

              Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to a participant's account are specifically allocated and deducted from the specific participant's account.

              Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company stock allocated to the PAYSOP account during the plan year, or (ii) $100,000. During 1999 and 1998, administrative expenses borne by the Plan and by the Company were insignificant.

2.     Investment Options

Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Participants may not direct the investment of employer matching contributions. Participants should refer to the Plan document for a complete description of the investment options as well as for the detailed composition of each investment fund.

4.     Investments

The following table presents investments that represent 5 percent or more of the Plan's Net Assets:


                                                             December 31,
                                                           1999          1998
                                                     --------------  -------------
American States Water Company Common Stock,
       415,433 and 317,754 shares, respectively      $ 14,942,702 *  $10,304,263 *
   Common and Collective Trusts
     Wells Fargo Stable Asset Fund,
       1,750,716 and 1,253,864 shares, respectively     1,570,413      1,253,864
     Wells Fargo S&P 500 Stock Fund,
       52,119 and 45,549 shares, respectively           2,883,598      2,149,931
   Registered Investment Companies
     Strong Opportunity Fund,
       60,586 and 57,098 shares, respectively           2,711,912      2,205,107
     Strong Total Return Fund,
       29,971 and 22,720 shares, respectively           1,404,236        783,395
     Participant Loans                                  1,520,741      1,256,997


   *  Participant and Non Participant-Directed

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,649,301 as follows:

   American States Water Company Common Stock     $3,542,745
   Common and Collective Trusts                      508,817
   Registered Investment Companies                   597,739
                                                  ----------
             Total                                $4,649,301
                                                  ==========

5.     Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in the net assets relating to the non participant-directed portion of the ASWC Stock Fund is as follows:


                                                                 December 31,
                                                        1999                       1999
                                                   ------------               -------------
Net Assets:
    American States Water Company Stock Fund       $  9,928,017                $  6,842,380

                                                   Year Ended
                                                December 31, 1999
Changes in Net Assets:
     Contributions                                $   920,445
     Dividends                                         85,732
     Net appreciation                               2,578,727
Benefits paid to participants                        (410,475)
Transfers to participant directed investments         (88,792)
                                                  -----------
               Total                              $ 3,085,637
                                                  ===========


6.     Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of mutual funds managed by the Trustee and shares of ASWC common stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

7.     Tax Status

The Internal Revenue Service issued a determination letter dated November 6, 1996 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRC. As such, no taxes have been accrued for in the accompanying financial statements.

8.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

9.     Reconciliation  of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 which is due to the financial statements being prepared on an accrual basis and the Form 5500 being prepared on a cash basis:

                                                           December 31,
                                                      1999             1998
                                                  ------------     ------------
       Net assets available for plan benefits
              per the financial statements        $ 26,121,503     $ 19,174,439
       Less: Receivables                                    --          (92,952)
                                                  ------------     ------------
       Net assets available for plan benefits
              per the Form 5500                   $ 26,121,503     $ 19,081,487
                                                  ============     ============


The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

                                         Year ended
                                     December 31, 1999
                                     -----------------
Total additions per the
       financial statements              $8,079,174
Add: amounts accrued for receivables
       at December 31, 1998                  92,952
                                         ----------
Total Income per the Form 5500           $8,172,126
                                         ==========

SCHEDULE I



SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

EIN:  95-1243678 Plan No. 005
Schedule of Assets Held for Investment Purposes
As of December 31, 1999






                                                             Description of investment
Party-In   Identity of issuer, borrower, lessor,           including maturity date, rate                               Current
interest             or similar party                     interest, par or maturity value            Cost                value
--------   -------------------------------------        --------------------------------------   ------------        -------------
*                American States Water
                    Company                                 Common Stock, $2.50 Par Value         $ 8,012,944         $ 14,942,702

Common and Collective Trusts
*                Wells Fargo Institutional
                    Trust Group                             Stable Asset Fund                                            1,570,413

*                Wells Fargo Institutional
                     Trust Group                            S&P 500 Stock Fund                                           2,883,598

Registered Investment Companies
                 Invesco                                    Select Income Fund                                             572,371

                 Strong                                     Opportunity Fund                                             2,711,912

                 Strong                                     Total Return Fund                                            1,404,236

                 Westcore                                   Intermediate Term Bond Fund                                    515,530

                 Participant Loans                          Loan with maturities through 2004,
                                                            interest rates ranging from
                                                            8.75 to 9.50 percent                                         1,520,741
                                                                                                                      ------------
                          Total                                                                                       $ 26,121,503
                                                                                                                      ============

SCHEDULE II


SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM


EIN:  95-1243678 Plan No. 005
Schedule of Reportable Transactions
For the Year Ended December 31, 1999





                                                                               Expense                 Current value
Identity of party                          Purchase    Selling     Lease    incurred with   Cost of     of asset on         Net gain
involved             Description of asset   price       price      rental    transaction     asset    transaction date     or (loss)
-----------------    -------------------- ----------  ----------  --------  -------------  ---------- ----------------     ---------
American States
 Water Company       Common Stock
                     141 purchases        $4,313,231  $  --       $  --       $ --         $4,313,231   $4,313,231           $    --
                     127 sales                --       3,451,837     --         --          3,356,164    3,451,837            95,673


                                   Signatures



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          SOUTHERN CALIFORNIA WATER COMPANY
                          INVESTMENT INCENTIVE PROGRAM



                               By : s/ McCLELLAN HARRIS III
                                   ---------------------------
                                       McClellan Harris III
                            Member - Investment Incentive Program Committee


                               By : s/   JAMES B. GALLAGHER
                                   ---------------------------
                                         James B. Gallagher
                            Member - Investment Incentive Program Committee






Dated:  June 23, 2000

                                 EXHIBIT INDEX

23     Consent of Independent Public Accountants